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Joseph A. Hall
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4565 tel 212 701 5565 fax joseph.hall@davispolk.com

VIA EDGAR

May 1, 2014

Re:
Murphy USA Inc.
Registration Statement on Form S-4
Filed March 21, 2014
Response dated April 18, 2014
File No. 333-194736
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 28, 2014
Response dated April 18, 2014
File No. 1-35914

Ms. Mara L. Ransom
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Ransom:

We are writing this letter to respond to the comment letter of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission dated April 30, 2014 with respect to the Registration Statement on Form S-4 (the “Registration Statement”) filed by Murphy USA Inc. (the “Company”) on March 21, 2014 and the Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “Annual Report”) filed by the Company on February 28, 2014. For your convenience, we have reproduced the Staff’s comment preceding our response thereto. Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Form 10-K for Fiscal Year Ended December 31, 2013

Item 8. Financial Statements and Supplementary Data, page 50

Note 8 – Long-Term Debt, page F-14

Ms. Mara L. Ransom Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission	2	May 1, 2014

1.
We reviewed your response to prior comment 2 in our letter dated April 15, 2014. Since Rule 4-08(e)(1) of Regulation S-X requires disclosure of the amount of restricted retained earnings or net income restricted or free of restrictions on a specific date, please tell us why it is not possible to quantify the amount of retained earnings or net income restricted or free of restrictions at year end.

Response: In response to the Staff’s comment, the Company will disclose in its Form 10-Q for the quarter ended March 31, 2014 the estimated amount of retained earnings and net income free of restriction under the Company’s indenture and credit agreement as of December 31, 2013.  This disclosure is provided below for your reference:

“After giving effect to the applicable restrictions on certain payments which could include dividends under the credit agreement and the indenture, and subject to compliance with applicable law, as of December 31, 2013, the Company had approximately $26.7 million of its net income and retained earnings free of such restrictions.”

The Company will also file an amendment to the Registration Statement to include unaudited financial statements for the quarter ended March 31, 2014, which will include the foregoing disclosure in the notes thereto.

*           *           *

We are grateful for your assistance in this matter. Please do not hesitate to call me at (212) 450-4565 with any questions you may have with respect to the foregoing.

Very truly yours, /s/ Joseph A. Hall
Joseph A. Hall

Encl.

cc:	Dean Brazier (Securities and Exchange Commission, Division of Corporation Finance)

cc w/o encl.:	R. Andrew Clyde, President and Chief Executive Officer
John A. Moore, Esq., Senior Vice President, General Counsel and Secretary
Donald R. Smith, Jr., Vice President and Controller